Exhibit 99.1

i-80 Gold Provides Comprehensive Operations Update

Steady progress made at all sites to advance development and growth plans

RENO, Nev., July 11, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce that significant progress has been realized in the Company's advanced-exploration, development and production initiatives at its Granite Creek, McCoy-Cove, Ruby Hill, and Lone Tree Properties.

  Granite Creek – The Company is advancing underground development, surface and underground drilling, increasing mining rates, and progressing updated resource work for economic studies.
  McCoy-Cove – The Phase 1 underground development program is nearing completion, and the underground drill program is realizing substantial success.
  Ruby Hill – Gold is being produced from the residual leaching program while drilling continues to define and expand mineralization in multiple zones. A Preliminary Economic Assessment is near completion while metallurgical work and associated permitting is being advanced for underground development and processing planning. The Company also received approval to drill test the Hilltop Corridor.
  Lone Tree - Gold production continues from the residual leach program and detailed engineering is being completed for the restart of the autoclave facility.

"We have realized numerous successes in the first half of 2023 in what is expected to be a catalyst-rich year with exploration, development, and mining underway at our three primary projects.", stated Ewan Downie, CEO of i-80. "As a company, and where possible, we intend to implement "proof of concept" mining to ensure that proper mining methods are employed, and continuity of mineralization is established, prior to full mine development. By completing more detailed initial work, we aim to have a more fluid transition from explorer to miner than often seen in new start-ups."

Granite Creek Property

The Company continues to advance a decline to provide multiple levels to access the Ogee Zone.  Better ground conditions encountered, as the development has deepened, have allowed for successful mining and reconciliation to the Granite Creek resource estimate and related Preliminary Economic Assessment has been positive (see Tables 1 & 2). Four levels have now been completed and mining rates continue to ramp up.  A fifth level is now under development which will be extended to the northeast to provide initial access to the South Pacific Zone.  A dedicated drill bay has been completed on the 4th level and surface drilling has resumed to allow the Company to better define the South Pacific Zone in advance of its development.

Prior to declaring a production decision, initial mining is being performed on several of the primary zones to establish continuity and mineability. Practical Mining LLC, an independent mining consultant, has been engaged to assist in constructing a revised resource model and economic mine plan. As part of this exercise, reconciliation work is being completed to compare actual mined ounces versus resource estimates and related Preliminary Economic Assessment. This will then be used to complete an updated resource estimate and Feasibility Study.

"The team at Granite Creek continues to realize significant progress in both development and mining rates.", stated Matt Gili, President and Chief Operating Officer of i-80. "Our focus has shifted to the Ogee Zone with positive grade reconciliation, increased mining rates and increasing production. We are accelerating infrastructure development to access the high-grade South Pacific Zone as we progress towards full commercial production."

Table 1 Granite Creek Ogee Zone 4445 Level (based on Company stockpile sampling)
	Tonnage	Au Grade	Gold
	(tonnes)	(g/t)	(oz)
Actual Mined	10,612	14.0	4,768

Table 2 Granite Creek Ogee Zone 4490 Level (based on Company stockpile sampling)
	Tonnage	Au Grade	Gold
	(tonnes)	(g/t)	(oz)
Actual Mined	10,874	11.1	3,870

Mining in the Ogee Zone continues to encounter a significant amount of oxide mineralization and an ore sale agreement for this material has been negotiated with a third-party.  High-grade refractory mineralization is being trucked to Nevada Gold Mines' "Sage Plant" at its Turquoise Ridge/Twin Creeks Mine located to the north (See Figure 1) in accordance with the Company's existing toll milling agreement.

Figure 1 – Granite Creek Property Location (CNW Group/i-80 Gold Corp)

Installation of a sixth dewatering well is nearing completion which is expected to lower the water level and contribute to accelerated development and mining rates. Prior to completing a Feasibility Study for the underground mineralization at Granite Creek, additional surface and underground drilling is being completed to better define mineralization in the South Pacific Zone for mine planning and inclusion in the economic model.

McCoy-Cove Property

Construction of the Phase I underground decline and exploration drift is expected to be completed in July 2023. The underground definition drill campaign, expected to comprise of approximately 40,000 metres, is underway with extremely positive initial results.  Drilling has demonstrated strong continuity of mineralization with consistent high-grade gold mineralization. Highlight results from the first eleven holes of the underground drill program include:

  10.3 g/t Au over 7.8 m (iCHU23-02)
  13.0 g/t Au over 6.0 m (iCHU23-03)
  12.9 g/t Au over 36.1 m (iCHU23-04)
  12.8 g/t Au over 14.2 m & 13.8 g/t Au over 7.6 m (iCHU23-05)
  24.1 g/t Au over 14.0 m (iCHU23-07)
  44.2 g/t Au over 2.1 m & 11.4 g/t Au over 7.9 m (iCHU23-08)
  9.6 g/t Au over 22.8 m (iCHU23-09)
  14.9 g/t Au over 32.7 m (iCHU23-10)
  15.7 g/t Au over 22.5 m (iCHU23-11)
  18.9 g/t Au over 29.3 m (iCHU23-11)

This program will be completed in advance of detailed mine designs for a Feasibility Study and the future development of the Cove underground mine. Installation of piezometers to advance detailed water flow studies was also completed in the first half of the year and support full mine permitting and long-term dewatering plans. Cove represents one of North America's highest-grade development-stage gold projects with existing resources displayed in Table 3.

Table 3 – Cove Deposit Resource
Mineral Resources[1]
	Tonnage	Au Grade	Ag Grade	Gold	Silver
	(kt)	(g/t)	(g/t)	(koz)	(koz)
Indicated	1,007	10.9	29.1	351	943
Inferred	3,867	10.9	20.6	1,353	2,565
1. Mineral Resources were calculated at a gold price of US$1500/oz, cut-off grade 0.141 opt Au, and is based on the Preliminary Economic Assessment issued by i- 80 on April 13, 2021 with an effective date of January 1, 2021.

"The success we have realized early in our definition drill program at Cove is confirming best-in-class grades and the potential for it to become one of the highest-grade gold mines in the United States.", stated Tyler Hill, Chief Geologist of i-80. "Grades and widths are reconciling very well against the model and we are expecting to provide regular updates on results from this large-scale program."

Ruby Hill Property

Five main initiatives are planned at Ruby Hill for 2023 including a residual leach program, a large-scale exploration drilling program, initial economic work for the planned Ruby Deeps underground gold mine to be developed at Ruby Hill, permitting to allow for the commencement of underground development and advanced metallurgical work for the recoveries of gold and polymetallic base metal mineralization for mining and processing planning.

Following the acquisition of the nearby FAD deposit through the completion of the Company's acquisition of Paycore Minerals Inc., a major multi-drill program is underway focused on expanding mineralization and also testing several new exploration targets on the property including the Hilltop Corridor.  New discoveries have been made in the early part of the Ruby Hill drilling program with Carlin (gold) and CRD (polymetallic) mineralization intersected in several new target areas located in close proximity to the underground infrastructure being planned for the Property.

Drilling in the Upper Hilltop Zone continues to expand mineralization with substantial expansion potential being identified in the East Hilltop and Lower Hilltop areas (see Figures 2 & 3). Additionally, recent drilling has intersected zones of high-grade mineralization in infill drilling at the Blackjack Zone and the FAD deposit.

Multiple zones of high-grade Carbonate Replacement Deposit-type mineralization (CRD) have been identified along the Hilltop fault structure (see Figures 2 & 3) including 515.3 g/t Ag, 28.9 % Pb, 10.5 % Zn & 0.9 g/t Au over 28.3 m, 1.9 g/t Au, 631.3 g/t Ag, 7.4 % Zn & 33.0 % Pb over 18.3 m and 60.2 g/t Au, 908.7 g/t Ag, 1.1 % Zn & 15.7 % Pb over 10.0 m in the Upper Hilltop Zone and 226.1 g/t Ag, 9.7 % Zn & 10.0 % Pb over 8.4 m in the East Hilltop target area.

Figure 2 – Hilltop Fault Structure Drilling (CNW Group/i-80 Gold Corp)

Early in the 2023 drill program, hole iRH23-09 intersected a large zone of Carlin-type alteration grading 7.3 g/t Au over 10.2 m approximately 200 metres south of known mineralization in the Ruby Deeps deposit in addition to polymetallic mineralization approximately 250 metres west of the Lower Hilltop Zone that assayed 3.5 g/t Au and 6.7 % Zn over 18.3 m. Additional drilling is testing this area (See Figures 2 and 3).

Figure 3 – Section Along Hilltop Structure (CNW Group/i-80 Gold Corp)

Final deposit modeling and mine planning are being completed in advance of the release of a Preliminary Economic Assessment (PEA) for the Ruby Deeps gold deposit.  Permit submissions have been made for approvals to commence underground development (portal and decline) from the Archimedes pit. This underground development will provide improved access for definition drilling of the multiple gold, polymetallic and base metal deposits, test mining and advanced economic studies prior to a production decision.

Detailed metallurgical test work is being completed for both gold and polymetallic base metal mineralization at Ruby Hill. This work will be utilized in economic plans for processing both types of mineralization from the Ruby Hill Mine and advancing plans for the construction of a floatation plant on the Property.

Lone Tree Property

Detailed engineering for the retrofit of the Lone Tree autoclave facility is underway.  Once complete, and the Company has sufficiently advanced mine development at Granite Creek, Ruby Hill and Cove, a comprehensive study will be completed. In the interim, sulphide (refractory) gold mineralization will be processed at NGM facilities pursuant to processing agreements that were previously negotiated.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to either American Assay Laboratories (AAL) or ALS Minerals (ALS) both of Sparks, NV, which are ISO 9001 and 17025 certified and accredited laboratories, independent of the Company. Samples submitted through AAL and ALS are run through standard prep methods and analysed using Au-AA23 (ALS) or FA-PB30-ICP (AAL) (Au; 30g fire assay for both) and ME-ICP61a (35 element suite; 0.4g 4 acid/ICP-AES) for ALS and IO-4AB32 (35 element suite; 0.5g 4-acid ICP-OES+MS) for AAL. Both AAL and ALS also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Cautionary Statement Regarding Forward Looking Information

Certain statements in this press release constitute "forward looking statements" or "forward looking information" within the meaning of applicable securities laws, including but not limited to, commencement of mining operations at the  Granite Creek project, the Ruby Hill mine, the McCoy-Cove project and the Lone Tree project; reconciliation of actual mining results to resource estimates and economic studies;  mineral resource and reserve estimates and exploration and development potential; completion of updated resource estimates and feasibility studies; refractory processing capabilities and production targets. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements or information Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "and other similar terminology, or state that certain actions, events or results " may", "could", " would", "or " be taken, occur or be achieved These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this presentation. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable law.

Forward looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward looking statements or information, including, but not limited to failure to satisfy of the relevant conditions to the completion of the transactions described herein, failure to obtain the relevant regulatory approvals, material adverse changes, exercise of termination rights by any relevant party, unexpected changes in laws, , rules or regulations, or their enforcement by applicable authorities the failure of parties to contracts with the Company to perform as agreed social or labour unrest changes in commodity prices and the failure of exploration, refurbishment, development or mining programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Readers of this presentation are encouraged to read the "Risk Factors" as more fully described in the Company's filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission, including its Annual Information Form for the year ended December 31, 2022, available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

Cautionary Note to U S Investors Concerning Estimates of Resources

This presentation uses the term "inferred resources." "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases Information contained in the presentation containing descriptions of any mineral deposits may not be comparable to similar information made public by U S companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder that disclose mineral reserves and mineral resources the SEC's new mining disclosure rules in Regulation S-K Subpart 1300 ("S-K 1300"). Under S-K 1300 reserve and resource definitions are substantially similar to the corresponding CIM Definition Standards however, there are differences between NI 43-101 and S-K 1300 and therefore information contained in the presentation may not be comparable to similar information made public by public U S companies pursuant to the Regulation S-K 1300.

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SOURCE i-80 Gold Corp

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For further information: please contact: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 11-JUL-23